August 10, 2018

Via EDGAR and E-mail

Ellie Quarles,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Corporación Andina de Fomento
Amendment No. 2 to Registration Statement under Schedule B
Filed August 3, 2018
File No. 333-225593

Dear Ms. Quarles:

This letter provides the response of Corporación Andina de Fomento (“CAF”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered by telephone to Paul McElroy on August 6, 2018 with respect to the Registration Statement under Schedule B filed by CAF on June 13, 2018 (File No. 333-225593), the Pre-Effective Amendment No. 1 to the Registration Statement, filed by CAF on July 24, 2018 and the Pre-Effective Amendment No. 2 to the Registration Statement, filed by CAF on August 3, 2018. In connection with this response, CAF today filed Pre-Effective Amendment No. 3 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 2 as filed on August 3, 2018.

For your convenience, the Staff’s comment has been paraphrased below, with CAF’s response set out immediately underneath. The page reference in CAF’s response refers to the page number in the Amended Registration Statement.

Ms. Ellie Quarles	-2-

Registration Statement under Schedule B

Recent Developments Relating to Sanctions, page 14

1.	Please include in the registration statement disclosure to the effect that CAF will continue to monitor applicable sanctions regulations and restrictions as applied to United States persons

R:	The Amended Registration Statement has been revised on page 15 in response to the Staff’s comment.

* * * * *

On behalf of CAF, we thank you and the Staff for your assistance to date in connection with the review of CAF’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo

(Enclosures)

cc:	Elizabeth Freed

(Corporación Andina de Fomento)

Paul J. McElroy

(Sullivan & Cromwell LLP)